Exhibit 23.3

Independent Auditors’ Consent

The Board of Directors

Cell Therapeutics, Inc.:

We consent to the incorporation by reference in the Post Effective Amendment No. 1 to the Registration Statement (No. 333-108926) on Form S-3 of Cell Therapeutics, Inc. for the registration of $75,000,000 4% Convertible Senior Subordinated Notes due July 1, 2010 and shares of common stock of our report dated March 12, 2004, with respect to the balance sheets of Novuspharma S.p.A., a development stage company, as of December 31, 2003 and 2002, and the related statements of operations, shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2003 and for the period from January 1, 1999 (inception) to December 31, 2003, which report appears in the Form 8-K/A of Cell Therapeutics, Inc. dated March 19, 2004.

Milan

March 26, 2004

/s/    KPMG S.p.A.